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                                                      EXHIBIT 1
                                                   NEWS RELEASE



   AK STEEL REPORTS RECORD QUARTERLY AND FULL-YEAR SHIPMENTS

   MIDDLETOWN, OH, January 21, 1998 -- AK Steel (NYSE: AKS) reported earnings of $40.4 million, or $0.66 per diluted share of common stock, on record shipments of 1,180,000 tons for the fourth quarter of 1997.
In the same period of 1996, the company earned $30.7 million, or $0.50 per diluted share of stock. The per-share figures reflect the company's common stock split effective November 17, 1997.

   The company reported operating profit of $69.8 million, or $59 per ton shipped for the fourth quarter of 1997. Sales for the 1997 fourth quarter were $620.5 million. The 1997 fourth quarter results were propelled by record shipments of nearly 560,000 tons to the company's automotive customers.


1997 Full-Year Results

   For the full year 1997, AK Steel earned $150.9 million, or $2.43 per diluted share of common stock, on record shipments of more than 4.6 million tons, more than 6% higher than for 1996. Automotive shipments for the year also established a new record of 2.1 million tons, surpassing by 12% the company's 1996 record automotive shipments. Operating profit for 1997 was $281.4 million, or $61 per ton shipped. Record sales for 1997 were in excess of $2.4 billion.


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   "AK Steel once again delivered a year of record performances for its shareholders," said chairman and chief executive officer Richard M. Wardrop, Jr. "Continued strong demand for AK Steel's quality products was met with outstanding achievements in safety, quality and productivity by our employees," he said. "Of particular significance, our employees' record productivity marks were matched with an unparalleled safety performance, completing the year with the industry's best safety record," he said.

   "We are pleased that 1997 diluted earnings per share were higher than in 1996 even after the effects of the net financing costs associated with the construction of Rockport Works," Mr. Wardrop concluded.

   The 1997 results include approximately $0.13 per diluted share of expense associated with net financing costs.

Rockport Works Construction Continues on Schedule

   The company said progress on the construction of its 1.8 million tons-per-year carbon and stainless flat-rolled finishing facility near Rockport, Indiana, continued on budget and schedule throughout 1997. The hot-dip galvanizing and galvannealing line is expected to start up during the third quarter of 1998, with cold rolling, annealing and pickling operations following during 1999.

   "Construction progress at Rockport has been nothing short of phenomenal," said Mr. Wardrop. "We eagerly await the start-up of the coating line and expect Rockport Works to begin adding value to AK Steel's shareholders this year."

Common Stock Dividend Declared

   The company said its board of directors declared a regular quarterly common stock dividend of $0.125 per share, payable on February 17, 1998, to shareholders of record on February 3, 1998.

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, food and chemical processing, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky and Rockport, Indiana.


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     AK Steel Statements of Income & Earnings Per Share Data
                ($ Millions except per share data)

                       Three Months Ended  Twelve Months Ended
                          December 31,        December 31,
                         1997      1996     1997      1996
                         ----      ----     ----      ----

Shipments (000 tons)     1,180     1,165    4,647     4,383

Net Sales                $620.5    $608.2   $2,440.5  $2,301.8

Cost of Products Sold     500.6     505.2    1,964.5   1,846.5

Selling and Admin.
 Expense                   30.0      30.0      114.8     114.7

Depreciation               20.1      17.4       79.8      76.1
                          -----     -----    -------   -------

Total Operating Costs     550.7     552.6    2,159.1   2,037.3

Operating Profit           69.8      55.6      281.4     264.5

Interest Expense           16.5      11.4       76.3      39.8

Other Income                9.2       3.9       36.4      12.3
                          -----     -----    -------   -------

Income Before Income
 Taxes                     62.5      48.1      241.5     237.0
Income Tax Provision       22.1      17.4       90.6      91.1
                          -----     -----    -------   -------

Net Income                 40.4      30.7      150.9     145.9
Less Preferred Stock
 Dividends                 ----       2.6        7.7      11.1
                          -----     -----    -------   -------

Net Income Applicable
 to Common Stock          $40.4     $28.1     $143.2    $134.8



                           Earnings Per Share Data
                            (Shares in thousands)


Three Months Ended December 31,           1997        1996
                                          ----        ----

Basic Earnings Per Share                  $ 0.67      $ 0.53
Diluted Earnings Per Share                $ 0.66      $ 0.50
Weighted Average Shares
  Outstanding - Basic                     60,406      52,754
Weighted Average Shares
  Outstanding - Diluted                   61,718      61,758



Twelve Months Ended December 31,          1997        1996
                                          ----        ----

Basic Earnings Per Share                  $ 2.59      $ 2.57
Diluted Earnings Per Share                $ 2.43      $ 2.35
Weighted Average Shares -
  Outstanding - Basic                     55,219      52,419
Weighted Average Shares
  Outstanding - Diluted                   62,038      62,119


-------------------------------
Restated giving effect for a two-for-one stock split effective November
17, 1997

                                5
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